Exhibit (a)(1)(C)

EMPIRE STATE REALTY OP, L.P.

OFFER TO EXCHANGE

SERIES 2019 PRIVATE PERPETUAL PREFERRED OPERATING PARTNERSHIP UNITS

FOR

SERIES ES OPERATING PARTNERSHIP UNITS

SERIES 60 OPERATING PARTNERSHIP UNITS

SERIES 250 OPERATING PARTNERSHIP UNITS

AND

SERIES PR OPERATING PARTNERSHIP UNITS

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 11, 2019

UNLESS EXTENDED OR TERMINATED BY US.

September 4, 2019

To Brokers, Dealers and Other Nominees:

Empire State Realty OP, L.P. (the “Company,” “our,” “we” or “us”) is offering to acquire up to 15,000,000 of the Company’s outstanding common operating partnership units (“OP Units”) on a one-for-one basis in exchange for an equal number of its newly issued Series 2019 Private Perpetual Preferred Operating Partnership Units (“Preferred Units”), with a liquidation preference of $13.52 per unit, which was the closing price of the Class A common stock of our general partner, Empire State Realty Trust, Inc., on the New York Stock Exchange on August 27, 2019, upon the terms and conditions in the Offer to Exchange, dated September 4, 2019 (the “Offer to Exchange”) and the related Letters of Transmittal (which together, as amended or supplemented from time to time, collectively constitute the “Exchange Offer”).

If all conditions to the Exchange Offer are satisfied or waived, the Company will acquire a total of 15,000,000 OP Units, or approximately 11.8% of the total number of outstanding OP Units held by partners other than the general partner, on a pro rata basis from all tendering holders of OP Units, disregarding fractions, according to the number of OP Units tendered by each holder. Any OP Units not accepted will be credited back to the appropriate account promptly following the expiration or termination of the Exchange Offer. The Exchange Offer is conditioned upon, among other things, there being validly tendered and not withdrawn at least 1,000,000 OP Units. We expect that holders of OP Units who tender their OP Units in the Exchange Offer will still receive full distributions for all periods during which they held the OP Units, and that the exchange of OP Units for Preferred Units in the Exchange Offer will not cause a holder to recognize gain for tax purposes. The description of the Exchange Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Exchange Offer.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS. THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 11, 2019, UNLESS EXTENDED. We request responses by October 2, 2019.

In connection with the Exchange Offer, please forward copies of the enclosed materials to your clients for whom you hold Series ES OP Units, Series 60 OP Units, Series 250 OP Units or Series PR OP Units registered in your name or in the name of your nominee. For your information and for forwarding to your clients, we are enclosing the following documents:

1.	cover letter from the Company briefly describing the Exchange Offer;

2.	Offer to Exchange, dated September 4, 2019;

3.

form of letter that you may send to your clients regarding the Exchange Offer, with space provided for obtaining such clients’ “Instructions From Beneficial Owner” with regard to the Exchange Offer; and

4.	Letter of Transmittal for each series of OP Units for your internal reference.

Participants of The Depository Trust Company (the “DTC”) will be able to execute tenders through the DTC’s Automated Tender Offer Program.

MacKenzie Partners, Inc. is acting as Information Agent, and American Stock Transfer & Trust Company, LLC is acting as Depositary in connection with the Exchange Offer. The Information Agent may contact holders of OP Units by mail, telephone, facsimile and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Exchange Offer to beneficial owners. The Information Agent and the Depositary will each receive from us customary compensation, including reimbursement for reasonable out-of-pocket expenses. The Information Agent will be indemnified against certain liabilities in connection with the Exchange Offer, including certain liabilities under the federal securities laws.

Under no circumstances will the Company pay interest on the consideration payable for OP Units, regardless of extension of, or amendment to, the Exchange Offer or delay in delivering such consideration. The Company will not pay any fees or commissions to brokers, dealers, nominees or other persons for soliciting tenders of OP Units in connection with the Exchange Offer. The Company will, however, upon request, reimburse brokers, dealers and nominees for customary clerical and mailing expenses incurred by them in forwarding materials to their customers. Transfer taxes, if any, on the acquisition of OP Units pursuant to the Exchange Offer will be paid by us.

Questions regarding the Exchange Offer, and requests for assistance, may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Exchange.

Sincerely,

EMPIRE STATE REALTY OP, L.P.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF THE COMPANY, OUR GENERAL PARTNER, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE EXCHANGE OFFER UNLESS CONTAINED IN THE OFFER TO EXCHANGE OR THE LETTERS OF TRANSMITTAL.